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Byron B. Rooney

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5658 fax byron.rooney@davispolk.com

July 2, 2019

Re:	Contura Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed April 1, 2019

File No. 001-38735

Division of Corporation Finance

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Lumley and Mr. Decker,

On behalf of our client, Contura Energy, Inc., a Delaware corporation (the “Company” or “Contura”), we are responding to the requests from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2018 (the “Form 10-K”) as conveyed on a call on June 27, 2019. Set forth below are the Company’s responses to the Staff’s requests. For convenience, the Staff’s requests are summarized below in italics, followed by the Company’s responses.

1.       Please elaborate further on the fluidity of the coal commodity market and explain how the loss of a small number of large customers would not be expected to have a material adverse effect on the Company’s results of operations or financial performance. Please further describe previous situations where Contura has been faced with this issue and what the outcome was.

Response:	The Company respectfully advises the Staff that the coal market exhibits high levels of liquidity given the nature of the commodity. Our sales force is experienced in moving coal sales volumes from one account to another as required by market conditions, either with established customers or new customers. For example, in a previous instance in which we were unable to come to satisfactory pricing terms with a large customer, rather than sell to that customer at what we viewed as unfavorable pricing, we placed the coal with other parties at more favorable prices within a relatively short period of time, thereby avoiding a materially adverse financial impact. Furthermore, this scenario occurred during a significant downswing in pricing, and thus, we were able to accomplish the above even in a challenging price environment. If we were to be faced with this type of situation in the future with a large customer commensurate in size to our existing large customers’ sizes, we believe the quality of our coal, the experience of our sales force and the liquidity of the coal market would help facilitate a similarly quick customer replacement.

2.       Please propose revisions to your risk factor on page 30 of the Form 10-K which currently states that "The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues and profitability” to better capture the risk to the Company.

Response:	In response to the Staff’s request, the Company plans to update the referenced risk factor to a form substantially similar to the following:

The concurrent loss of, or significant reduction in, purchases by several of our largest customers could materially and adversely affect our revenues and profitability.

Our largest customer during the year ended December 31, 2018 accounted for approximately 16.7% of our total coal revenues, and coal sales to our 10 largest customers accounted for approximately 60.1% of our total coal revenues. These customers could decide to discontinue purchasing coal from us in the volumes that they have previously purchased or decide to not purchase at all. If several of these customers were concurrently to reduce their purchases of coal significantly, or if we were unable to sell coal to them on terms as favorable to us as previous sales, we could face a significant reduction in sales while we attempt to sell the coal to other customers in the global marketplace. If this were to happen, our revenues and profitability could be materially and adversely affected.

Office of Beverages, Apparel and Mining U.S. Securities and Exchange Commission	2

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

Byron B. Rooney

cc:	Via E-mail

Charles Andrew Eidson, Interim Co-Chief Executive Officer, Chief Financial Officer, Contura Energy, Inc.

Mark M. Manno, Interim Co-Chief Executive Officer, Executive Vice President, Chief Administrative & Legal Officer and Secretary, Contura Energy, Inc.